SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE TO/A

                                 (Rule 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 4)


                          GLOBALNET FINANCIAL.COM, INC.
                       (Name of Subject Company (Issuer))

                           GLOBALNET ACQUISITIONS INC.
                               NEWMEDIA SPARK PLC
                      (Names of Filing Persons (Offerors))

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                 CLASS A COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                     37937R
                      (CUSIP Number of Class of Securities)

                                 Joel D. Plasco
                              33 Glasshouse Street
                                 London W1B 5DG
                                 United Kingdom
                                +44.207.851.7777
           (Name, Address, and Telephone Numbers of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)

                                 With a copy to:

                                David E. Schulman
                                 Brian M. McCall
                                2 Serjeants' Inn
                                     Dechert
                                 London EC4Y 1LT
                                 United Kingdom
                                +44 207.583.5353


Check the appropriate boxes below to designate any transactions to which the statement relates:

[x]  third-party tender offer subject to Rule 14d-1.
[ ]  issuer tender offer subject to Rule 13e-4.
[ ]  going-private transaction subject to Rule 13e-3.
[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: []

     This Amendment No. 4 (the "Amendment") supplements and, as so supplemented, amends the Tender Offer Statement originally filed on July 25, 2001 and amended by Amendment No. 1 filed on August 9, 2001, Amendment No. 2 filed on August 16, 2001 and Amendment No. 3 filed on August 20, 2001 (as amended, the "Schedule TO") by GlobalNet Acquisitions Inc., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of NewMedia SPARK plc, a public limited company organized under the laws of England and Wales ("Parent"), relating to the offer by Purchaser to purchase (i) all the outstanding shares of Common Stock, par value $.001 per share, including the rights to purchase the Series A Junior Participating Preferred Stock issued pursuant to the Rights Agreement (the "Rights Agreement"), dated as of July 19, 2001, by and between the Company (as defined below) and The Bank of New York, as Rights Agent (the "Common Shares"), and (ii) all the outstanding shares of Class A Common Stock, par value $.001 per share, including the rights to purchase the Series B Junior Participating Preferred Stock issued pursuant to the Rights Agreement (the "Class A Shares"), of GlobalNet Financial.com, Inc., a Delaware corporation (the "Company"), at a purchase price of $0.45 per Common Share and $0.045 per Class A Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 25, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal.

All capitalized terms used in this Amendment without definition have the meanings attributed to them in the Schedule TO.

The Items of the Schedule TO set forth below are hereby supplemented and, as so supplemented, amended as follows:

Item 5 is hereby amended and supplemented to add the following information:

     On August 20, 2001, the Company, Purchaser and Parent entered into a Second Amendment to the Merger Agreement. The Merger Agreement as amended provides that at the effective time of the Merger, subject to the other provisions of the Merger Agreement, each Common Share shall be converted into the right to receive $0.45 and each Class A Share shall be converted into the right to receive $0.045. Futher a new provision was included which provides a release and waiver by the Parent and its affiliates of any and all claims of the Parent against the members of the Board of Directors of the Company or executive officers of the Company arising prior to the date of the Merger Agreement.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

     Exhibit (d)(5) Second Amendment to Agreement and Plan of Merger dated as of August 20, 2001.

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                    GLOBALNET ACQUISITIONS INC.


                                                    By:       /s/ Joel D. Plasco
                                                        Name:     Joel D. Plasco
                                                        Title:    President




                                                    NEWMEDIA SPARK PLC


                                                    By:       /s/ Joel D. Plasco
                                                        Name:     Joel D. Plasco
                                                        Title:    Director



Dated: August 21, 2001

                SECOND AMENDMENT TO AGREEMENT AND PLAN OF MERGER

This First Amendment ("Amendment") is entered as of the 20th day of August 2001 among NewMedia SPARK plc, a company organized under the laws of England and Wales ("Parent"), GlobalNet Acquisitions Inc., a Delaware corporation which is wholly owned directly or indirectly by Parent ("Sub"), and GlobalNet Financial.com, Inc., a Delaware corporation (the "Company").

                                   Background

Parent, Sub and the Company entered into an Agreement and Plan of Merger, dated as of June 15, 2001, as amended by the First Amendment dated as of July 17, 2001 (the "Agreement"). The parties desire to amend the Agreement to change the definition of "Merger Consideration". In light of the parties' desire to alter the Merger Consideration, the parties desire to amend the terms of the Agreement as set forth below.

                                      Terms

     NOW, THEREFORE, in consideration of the mutual covenants contained herein and other valuable consideration set forth herein, the parties hereto, intending to be legally bound, hereby agree as follows:

Unless otherwise stated herein, capitalized terms used but not otherwise defined herein shall have the same meanings ascribed to them in the Agreement. Section 2.01(c) of the Agreement is hereby amended by deleting and replacing it in its entirety with the following: "(c) Merger Consideration. Each issued and outstanding share of Common Stock (other than shares to be canceled in accordance with Section 2.01(b) and Dissenting Shares as defined in Section 2.03) and the associated Common Rights shall be converted into the right to receive $0.45 in cash (the "Common Stock Merger Consideration") and each issued and outstanding share of Class A Common Stock (other than shares to be canceled in accordance with Section 2.01(b) and Dissenting Shares as defined in Section 2.03) and the associated Class A Rights shall be converted into the right to receive $0.045 in cash (the "Class A Merger Consideration" and, collectively with the Common Stock Merger Consideration on a per share basis as applicable, the "Merger Consideration"). The aggregate amount of Merger Consideration to be received by any holder of Company Common Stock pursuant to the Merger shall be rounded to the nearest whole cent. All shares of Company Common Stock converted into the Merger Consideration in accordance with this Section 2.01(c) shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate representing any such shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration, upon the surrender of such certificate in accordance with Section 2.02, without interest." The following new Section 5.07 is hereby added to the Agreement: "Section 5.07 Release. Release and Waiver of Certain Claims. The Parent on behalf of itself and its Affiliates hereby unconditionally and forever releases, discharges and waives any and all claims of any nature whatsoever, whether legal, equitable or otherwise which the Parent may have against the members of the Board of Directors of the Company or executive officers of the Company arising at any time on or prior to the date of this Agreement.

Except as expressly modified by this Amendment, the provisions of the Agreement shall remain in full force and effect. Execution and delivery of this Amendment shall not constitute or be deemed to be a waiver by any party of any rights that such party may have under the Agreement. This Amendment shall be governed by and construed and enforced in accordance with the internal laws (as opposed to the conflicts of laws provisions) of the state of New York. The agreement of the parties, which is comprised of this Amendment and the Agreement and the Option Agreement, sets forth the entire agreement and understanding between the parties and supersedes any prior agreement or understanding, written or oral, relating to the subject matter of this Amendment and the Agreement.

     IN WITNESS WHEREOF, the parties have caused this Amendment to be executed by their duly authorized representatives as of the 20th day of August 2001.



GLOBALNETFINANCIAL.COM, INC.                NEWMEDIA SPARK PLC


By:    / s / Ron R. Goldie                  By:      / s / Joel D. Plasco
Name:  Ron R. Goldie                        Name:    Joel D. Plasco
Title: Chief Operation Officer              Title:   Director
       and Company Secretary


GLOBALNET ACQUISITIONS INC.


By:      / s / Joel D. Plasco
Name:    Joel D. Plasco
Title:   Director